UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 005-77908

                            CUSIP Number: 238162 10 1

Check One:        |X|  Form 10-K |  |  Form 20-F |  |  Form 11-K | |
                  Form 10-Q  |  |  Form NSAR

                  For the period ended: December 31, 2004

                  |  |  Transition Report on Form 10-K

                  |  |  Transition Report on Form 20-F

                  |  |  Transition Report on Form 11-K

                  |  |  Transition Report on Form 10-Q

                  |  |  Transition Report on Form NSAR

                  For the transition period ended:  Not Applicable

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Datigen.com, Inc.

Former Name if Applicable: Atomic Giant Com Inc.

Address of Principal Executive Office: c/o David Lubin & Associates, 92 Washington Avenue, Cedarhurst, NY 11516

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on ro before the fifteenth calendar day
[ X ] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant*s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Datigen.com, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-KSB for the year ended December 31, 2004 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-KSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Such delay was primarily due to a change of control in the Company that occurred on November 24, 2004, when a majority of the Company's common stock was purchased by Amir Uziel and six other non-affiliated individuals, and Mr. Uziel became a director and chief executive officer of the Company. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-KSB no later than the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Lubin, Esq.          516              569-9629

   (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [ ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Explanation Referred to in Part IV, Item (3) of Form 12b-25:

It is anticipated that a significant change in results of operations from the Annual Report on Form 10-KSB filed for the fiscal year ending December 31, 2003 will be reflected by the earning statements to be included in the Annual Report on Form 10-KSB for the fiscal year ending December 31, 2004. In the fiscal year ending December 31, 2004 earnings are anticipated to be approximately $108,000 compared to approximately $15,000 for the fiscal year ending December 31, 2003. The increase in earnings is due primarily to revenues received from the Company's expansion of its franchise operations with respect to its trip hazard removal business.

In addition, the Company substantially shifted the focus of its business following a change in control of the Company on November 24, 2004. On November 24, 2004, a majority of the Company's common stock was purchased by Amir Uziel and six other non-affiliated individuals, and the Company's then directors and officers resigned and were replaced by Mr. Uziel. Since then, the Company has ceased operating in the trip hazard removal and franchising businesses that it had been operating in prior to such change in control and has had no operating revenues. Instead, the Company has focused on negotiating the purchase of the assets related to a product known as the Battery Brain, including, without limitation, the patent and all other rights to the Battery Brain (the "Battery Brain Assets"), so that the Company may engage in the manufacturing, distribution, and sale of the Battery Brain.

                                DATIGEN.COM, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2005

                                                              By: /s/ Amir Uziel
                                                              Name: Amir Uziel
                                                              Title: President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)